UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-

_________________________

Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

_________________________

In the Matter of

Brandes Investment Trust
Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 600
San Diego, California 92130

ALPS Distributors, Inc.
 1290 Broadway, Suite 1100
Denver, Colorado 80203

_________________________

Please send all communications regarding this Application to:

Jon S. Rand, Esq.
Adam T. Teufel, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

With a copy to:

Thomas Quinlan, Esq.
Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 600
San Diego, California 92130

Page 1 of 10 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on August 11, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of Brandes Investment Trust Brandes Investment Partners, L.P. ALPS Distributors, Inc. File No. 812-
Application for an order under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act

I.	SUMMARY OF APPLICATION

In this application, Brandes Investment Trust (“Trust”), Brandes Investment Partners, L.P. (“Adviser”), and ALPS Distributors, Inc. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for exemptions from section 17(a) of the Act, and under section 12(d)(1)(J) of the Act for exemptions from sections 12(d)(1)(A) and (B) of the Act (“Order”).  Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of exchange-traded managed funds (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the exchange-traded managed fund listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an exchange-traded managed fund as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

1 Eaton Vance Management, et al., Investment Company Act Rel. Nos. 31333 (November 6, 2014) (notice) and 31361 (December 2, 2014) (order).
2 All entities that currently intend to rely on the Order are named as applicants.  Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

II.	APPLICANTS

A.	The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as exchange-traded managed funds.  The Trust is registered with the Commission as an open-end management investment company under the Act.  Each Fund’s portfolio positions will consist of securities and other assets selected and managed by its Adviser or Subadviser (as defined below) to pursue the Fund’s investment objective.  In all cases, a Fund’s investments will be made in accordance with its investment policies and the requirements of the Act and rules thereunder.  If a Fund operates as a feeder fund in a master-feeder structure, its investments will be made through the associated master fund.

B.	The Adviser

The Adviser will be the investment adviser to the Initial Fund.  The Adviser is a Delaware limited partnership with its principal place of business in San Diego, California.  The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser has entered into, or anticipates entering into, a licensing agreement with Eaton Vance Management, or an affiliate thereof, in order to offer exchange-traded managed funds.3

Subject to the oversight and authority of the Trust’s Board of Trustees, the Adviser will develop and manage the overall investment program of each Fund and will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services).  The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”).  Any Subadviser will be registered under the Advisers Act unless not subject to such registration.

C.	The Distributor

The Distributor is a Colorado corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended, and will act as the principal underwriter of shares of the Funds (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser.  Any distributor will comply with the terms and conditions of this application.  The Distributor will distribute Shares on an agency basis.

III. REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order.  For the reasons stated in the Reference Order, Applicants believe that:

•
With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•
With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

•	With respect to the relief requested pursuant to section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

3 Aspects of the Funds’ proposed method of operation are described in one or more of U.S. Patent Nos. 7,444,300, 7,496,531, 7,689,501, 8,131,621, 8,306,901, 8,332,307, 8,452,682, 8,577,877 and 8,655,765 and in pending patent applications.

IV.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application.  Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act.  Applicants have attached the required verifications to the application.  In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.  In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Brandes Investment Trust

By:	/s/Jeff Busby
Name:	Jeff Busby
Title:	President

Brandes Investment Partners, L.P.

By:	/s/Brent Woods
Name:	Brent Woods
Title:	Chief Executive Officer

ALPS Distributors, Inc.

By:	/s/Steven B. Price
Name:	Steven B. Price
Title:	Senior Vice President & Director of Distribution Services

AUTHORIZATION RULE 0-2 (c)(1)

Resolutions of
Brandes Investment Trust
(as adopted July 23, 2017)

RESOLVED:
That Brandes Investment Trust be, and it hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission (“SEC”) an application for an exemptive order (“Order”), and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:
That Brandes Investment Trust hereby ratifies any and all actions previously taken in connection with the preparation and filing with the SEC of an application for the Order, and any and all amendments thereto, pursuant to Section 6(c) of the Act, granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act from Sections 17(a)(1) and 17(a)(2) of the Act and pursuant to Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act; and it is further

RESOLVED:	That Brandes Investment Trust be, and it hereby is, authorized to take any and all other actions as are reasonable or necessary to obtain the Order; and it is further

RESOLVED:
That the officers of Brandes Investment Trust be, and they hereby are, authorized and directed, with the assistance of legal counsel, in the name of and on behalf of Brandes Investment Trust to prepare, execute and file with the SEC under the Act, one or more applications for orders of exemption or approval and to prepare, execute and make any and all filings, requests for interpretation or no-action relief or exemption from or under the statutes and regulations of the United States of America and such other jurisdictions as such officers determine to be necessary or appropriate with respect to the Trust; and it is further

RESOLVED:
That each officer of the Brandes Investment Trust be, and he/she hereby is, authorized and directed on behalf of the Brandes Investment Trust to take any and all actions deemed necessary or appropriate or desirable, in their judgment or upon advice of counsel, to carry out the foregoing resolutions.

BRANDES INVESTMENT TRUST

By:	/s/Jeff Busby
Name: Jeff Busby
Title: President

Authorization of
Brandes Investment Partners, L.P.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by Brandes Investment Partners, L.P. have been taken, and that as the Chief Executive Officer thereof, he is authorized to execute and file the same on behalf of Brandes Investment Partners, L.P. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BRANDES INVESTMENT PARTNERS, L.P.

By:	/s/Brent Woods
Name: Brent Woods
Title: Chief Executive Officer

Authorization of
ALPS Distributors, Inc.

In accordance with Rule 0-2(c), the undersigned states that all actions necessary to authorize the execution and filing of this application by ALPS Distributors, Inc. have been taken, and that as the Senior Vice President & Director of Distribution Services thereof, he is authorized to execute and file the same on behalf of ALPS Distributors, Inc. and all actions necessary to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS DISTRIBUTORS, INC.

By:	/s/Steven B. Price
Name: Steven B. Price Title: Senior Vice President & Director of Distribution Services

VERIFICATION RULE 0-2 (d)

Verification of
Brandes Investment Partners, L.P.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, Brandes Investment Partners, L.P.; that he is the Chief Executive Officer of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 7th day of August, 2017, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BRANDES INVESTMENT PARTNERS, L.P.

By:	/s/Brent Woods
Name: Brent Woods
Title: Chief Executive Officer

Verification of
Brandes Investment Trust

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, the Brandes Investment Trust; that he is the President of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 7th day of August, 2017, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BRANDES INVESTMENT TRUST

By:	/s/Jeff Busby
Name: Jeff Busby
Title: President

Verification of
ALPS Distributors, Inc.

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ALPS Distributors, Inc.; that he is the Senior Vice President & Director of Distribution Services of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 7th day of August, 2017, have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS DISTRIBUTORS, INC.

By:	/s/Steven B. Price
Name: Steven B. Price Title: Senior Vice President & Director of Distribution Services

APPENDIX A
The Initial ETMF

Brandes US Value Equity NextShares. Normally invests in equity securities of issuers located in the United States.